Exhibit 99.1

Sapiens Enhanced StatementPro Application Streamlines NAIC Reporting

Significantly simplifies and automates complex process of reporting Notes to Financial Statements for National Association of Insurance Commissioners (NAIC) filings

December 9, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced the release of an enhanced feature for Sapiens StatementPro platform, which enables all components of Notes to Financial Statements reporting to be completed inside the software, eliminating the need for time-consuming data entry in a separate document.

All customers will receive the enhanced solution, which provides superior flexibility and processing efficiency for more robust annual and quarterly financial notes reporting for property & casualty; life, accident & health/fraternal; health and title companies. The enhancement provides the framework within the software to encapsulate the narrative and data captured elements, bringing StatementPro’s statement accumulation capabilities to a whole new level of sophistication.

“Some of our clients have told us that the notes section takes as long to complete as the rest of the Annual Statement,” said Julie Kramer, Vice President of Sapiens Financial and Compliance division. “This new enhancement will drastically reduce the time it takes to complete the notes freeform document while also offering additional benefits. Statutory accountants will greatly appreciate how the new feature makes their notes reporting a much more streamlined and effective process.”

The enhanced solution also includes a hierarchical view of notes and sub-notes. The data entry for the traditionally data captured notes remains the same. Not only can users now navigate through the notes easier, more than one user can work on the notes components simultaneously.

Users will be able to mark notes as ‘not applicable’ or enter their own ‘not applicable’ phrase or text for notes and sub-notes.  In addition, they will be able to group notes together to consolidate ‘not applicable’ notes.  Notes can be tracked for completion and assigned to individuals/groups.  Users are now able to incorporate tables or other source materials directly into the narrative notes or sub-notes.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com